SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                    TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13e-3 THEREUNDER

                        FIRST CHOICE HEALTH NETWORK, INC.
                                (Name of Issuer)

                        FIRST CHOICE HEALTH NETWORK, INC.
                      (Name of Person(s) Filing Statement)

                 Class A Common Stock, $1.00 Par Value Per Share
                         (Title of Class of Securities)

                                 Not applicable
                      (Cusip Number of Class of Securities)

                                Gary R. Gannaway
                      President and Chief Executive Officer
                        First Choice Health Network, Inc.
                        600 University Street, Suite 1400
                            Seattle, Washington 98101
                                 (206) 292-8255
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 WITH COPIES TO:

                                 Mary Ann Frantz
                                 Miller Nash LLP
                        111 S.W. Fifth Avenue, Suite 3400
                             Portland, Oregon 97204
                                 (503) 224-5858

This statement is filed in connection with (check the appropriate box):

a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. |_| The filing of a registration statement under the Securities Act of 1933.

c.    |X| A tender offer.

d.    |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

      Transaction Valuation:                         Amount of Filing Fee
             $757,400*                                       $152

* Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $3,787 per share for the eligible shares of Common Stock, multiplied by 200, the estimated maximum number of shares to be purchased in the offer.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A
Filing Party:  N/A
Form or Registration No.:  N/A
Date Filed:  N/A

                                  INTRODUCTION

First Choice Health Network, Inc. (the "Company"), is offering to purchase for cash (the "Offer") up to 200 shares of the Company's Class A Common Stock, $1.00 par value per share (the "Shares" or "Class A Common Stock"), held by shareholders as of the close of business on September 22, 2005 (the "Record Date"). The Offer is being made pursuant to an Offer to Purchase Class A Shares (the "Offer to Purchase"), dated September 30, 2005, which is attached hereto as Exhibit (a)(1)(i).

The Offer is an "odd-lot tender offer" pursuant to Rule 13e-4(h)(5) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because no holder of Class A Common Stock owns more than 99 Shares. In addition, because the Offer has a reasonable likelihood or a purpose of causing the Class A Common Stock to be held of record by fewer than 300 persons, the Offer is a "Rule 13e-3 transaction" as defined in Rule 13e-3(a)(3) under the Exchange Act. As a result, the Company is filing this Schedule 13E-3 as required under the Exchange Act.

ITEM 1:  SUMMARY TERM SHEET.

The information set forth in "Summary of Terms" and "Questions and Answers" of the Offer to Purchase is incorporated herein by reference.

ITEM 2:  SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is First Choice Health Network, Inc. The Company's principal executive office is located at 600 University Street, Suite 1400, Seattle, Washington 98101 and its telephone number is (206) 292-8255.

(b) The Company's Class A Common Stock is the subject class of equity securities of this Schedule 13E-3. As of September 22, 2005, 429 Shares were issued and outstanding.

(c) There is no established trading market for the Class A Common Stock and there never has been.

(d) The information regarding dividends paid in the last two years set forth in "Information About the Company--Dividend Information" of the Offer to Purchase is incorporated herein by reference.

(e) The Company has not made any underwritten public offering of Class A Common Stock or other securities during the past three years.

(f) The information regarding Shares purchased by the Company during the past two years set forth in "Information About the Company--Purchases of Our Class A Common Stock" of the Offer to Purchase is incorporated herein by reference.

ITEM 3:  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Company is the filing person for this Schedule 13E-3. The information regarding officers and directors set forth in "Management Information--Directors and Executive Officers" of the Offer to Purchase is incorporated herein by reference. The address of each officer and director is 600 University Street, Suite 1400, Seattle, Washington 98101. Each officer and director is a citizen of the United States.

(b)     Not applicable.

(c) The information set forth in "Management Information--Directors and Executive Officers" of the Offer to Purchase is incorporated herein by reference.

ITEM 4:  TERMS OF THE TRANSACTION.

(a) The information set forth in "Summary of Terms," "Questions and Answers," "Terms of the Offer," and "Special Factors" of the Offer to Purchase is incorporated herein by reference.

(c) The Offer is an "odd-lot tender offer" and is being conducted pursuant to Rule 13e-4(h)(5) under the Exchange Act. In addition, the information set forth in "Summary of Terms," "Questions and Answers--Am I eligible to participate in the Offer?" and "Terms of the Offer--General" of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in "Terms of the Offer--No Dissenters' or Appraisal Rights; --No Shareholder Vote" of the Offer to Purchase is incorporated herein by reference.

(e) The Company is not providing unaffiliated security holders any special access to corporate files of the Company, or counsel, appraisal or other services at the expense of the Company, in connection with the Offer.

(f)     Not applicable.

ITEM 5:  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) The information set forth in "Information About the Company--Related Party Transactions" of the Offer to Purchase is incorporated herein by reference.

(b) There have been no negotiations, transactions, or material contacts between the Company and any of its affiliates during the past two years concerning any merger, consolidation, acquisition, tender offer for any class of the Company's securities, or sale of a material amount of the assets of the Company. Directors of the Company are elected as described in "Management Information--Election of Directors," which section is incorporated herein by reference.

(c) The Company has not had any negotiations or material contacts during the past two years with any of its affiliates or any person not affiliated with the Company concerning any merger, consolidation, acquisition, tender offer for any class of the Company's securities, sale of a material amount of the assets of the Company, or the election of the Company's directors.

(e) There are no agreements, arrangements, or understandings between the Company and any other person with respect to any of the Company's securities, including with respect to the transfer or voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents, or authorizations. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of such securities.

ITEM 6:  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) All Shares tendered and accepted by the Company will be redeemed and retired and returned to the authorized but unissued capital stock of the Company.

(c) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors--Purposes of the Offer" and "Special Factors--Effects of the Offer; Plans After Completing the Offer" of the Offer to Purchase is incorporated herein by reference.

        Except as otherwise described in the Offer to Purchase, there are no plans, proposals or negotiations that would result in:

        (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company, other than as
              described   in    "Information    About   the    Company--Dividend
              Information";

        (iv) any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; or

        (v) any other material change in the Company's corporate structure or business.

      The Company's equity securities have never been listed on a national securities exchange or quoted in an automated quotation system and will continue to be unlisted and not quoted following the Offer. A purpose of the transaction, as stated elsewhere, is to make the Company eligible for termination of the registration of the Class A Common Stock under the Exchange Act and to suspend its obligation to file reports thereunder.

ITEM 7:  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) The information set forth in "Summary of Terms," "Questions and Answers" and "Special Factors--Purposes of the Offer" of the Offer to Purchase is incorporated herein by reference.

(b)     The   information   set  forth  in  "Special   Factors--No   Alternative
        Transactions" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors--Purposes of the Offer" and "Special Factors--Our Reasons for Pursuing the Offer" of the Offer to Purchase is incorporated herein by reference.

(d)     The  information  set  forth  in  "Summary  of  Terms,"  "Questions  and
        Answers," "Special Factors--Purposes of the Offer," "Special Factors--Potential Adverse Effects of the Offer," "Special Factors--Effects of the Offer; Plans After Completing the Offer" and "Special Factors--Federal Income Tax Considerations" of the Offer to Purchase is incorporated herein by reference.

ITEM 8:  FAIRNESS OF THE TRANSACTION.

(a)-(b) The Company believes the Offer is fair to unaffiliated shareholders. Except as otherwise described in the Offer to Purchase under the heading "Special Factors--Our Position as to the

        Fairness of the Offer to Unaffiliated Shareholders," which section is incorporated herein by reference, the Company has not conducted a third party or other valuation of the Shares or comprehensively evaluated the fairness of the Offer to unaffiliated security holders. No director dissented to or abstained from voting on the Offer.

(c) The Offer did not require the approval of a majority of unaffiliated security holders.

(d) Neither the Company nor a majority of directors who are not employees of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Offer, and no report concerning the fairness of the Offer has been prepared by any third party.

(e) The Offer was approved unanimously by the 12 directors present at a board meeting held on September 22, 2005. Five directors were absent from the meeting. No director is an employee of the Company.

(f) No Offer has been made by any unaffiliated person during the past two years concerning the merger or consolidation of the Company with or into another company or vice versa, the sale or other transfer of all or any substantial part of the assets of the Company, or any purchase of a controlling interest in the Company's securities.

ITEM 9:  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) The Company has not obtained any report, opinion, or appraisal relating to the fairness of the consideration to be offered to shareholders or the fairness of the Offer. The information set forth in "Special Factors--Our Position as to the Fairness of the Offer to Unaffiliated Shareholders" of the Offer to Purchase is incorporated herein by reference.

ITEM 10:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in "Terms of the Offer--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

(b)     Not applicable.

(c) The information set forth in "Terms of the Offer--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference. All expenses will be paid by the Company.

(d) No part of the funds or other consideration required to complete the Offer is expected to be borrowed directly or indirectly for the purpose of the Offer.

ITEM 11:  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in "Management Information--Security Ownership of Certain Beneficial Owners and Management" of the Offer to Purchase is incorporated herein by reference.

(b) No transaction in the Class A Common Stock has occurred in the past 60 days involving the Company, any associate or majority-owned subsidiary of the Company, any executive officer, director, or affiliate of the Company, or any pension, profit sharing, or similar plan of the Company.

ITEM 12:  THE SOLICITATION OR RECOMMENDATION.

(d) The information set forth in "Special Factors - Intentions of Insiders" of the Offer to Purchase is incorporated herein by reference.

(e) The Company believes that no executive officer, director or affiliate of the Company has made any recommendation to holders of Shares either in support of or opposed to the Offer.

ITEM 13:  FINANCIAL STATEMENTS.

(a) (1) The audited financial statements included in Item 8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2004, are incorporated herein by reference.

        (2) The  unaudited  financial  statements   included  in  Item  1 of the
        Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, are incorporated herein by reference.

        (3) Not applicable.

        (4) The information set forth in "Information About the Company--Summary
        Consolidated   Financial  Information"  of  the  Offer  to  Purchase  is
        incorporated herein by reference.

(b) The information set forth in "Information About the Company--Pro Forma Effect of the Offer on Book Value" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "Information About the Company--Summary Consolidated Financial Information," "--Pro Forma Effect of the Offer on Book Value," and "Where You Can Find Additional Information" of the Offer to Purchase is incorporated herein by reference.

ITEM 14:  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No person or class of persons has been directly or indirectly employed or retained or will be compensated for making solicitations or recommendations in connection with the Offer. The Company will act as its own Depositary for the Offer.

(b) Tenders may be solicited by directors, officers and employees of the Company in person, by telephone or through other forms of communication, but such persons will not receive any additional compensation for such solicitation. Additionally, employees of the Company may perform administrative tasks in connection with the Offer, and they will not be separately compensated for such services.

ITEM 15:  ADDITIONAL INFORMATION.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 16:  EXHIBITS.

(a)(1)(i)     Offer to Purchase Class A Shares, dated September 30, 2005.

(a)(1)(ii)    Letter of Transmittal.

(a)(1)(iii) Letter to shareholders from Gary R. Gannaway, President and Chief Executive Officer.

(b)     None.

(c)     None.

(d)     None.

(f)     None.

(g)     None.



                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                                   FIRST CHOICE HEALTH NETWORK, INC.

                                   By:    /s/ Gary R. Gannaway
                                          --------------------------------------
                                   Name:  Gary R. Gannaway
                                   Title: President and Chief Executive Officer

Dated:  September 30, 2005